PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus Dated June 30, 2004)	Registration No.: 333-09564

US$1,000,000,000

The Export-Import Bank of Korea

US$400,000,000 4.625% Notes due 2010

US$600,000,000 5.125% Notes due 2015

The notes due 2010 (the “2010 Notes”) will bear interest at the rate of 4.625% per year and the notes due 2015 (the “2015 Notes”, and together with the “2010 Notes”, the “Notes”) will bear interest at the rate of 5.125% per year. Interest on the Notes is payable on March 16 and September 16 of each year, beginning on September 16, 2005. The 2010 Notes will mature on March 16, 2010, and the 2015 Notes will mature on March 16, 2015. The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price		Underwriting Discounts		Proceeds (before deduction of expenses) to Us
Per 2010 Notes		99.612%		0.120%		99.492%
Total	US$	398,448,000	US$	480,000	US$	397,968,000
Per 2015 Notes		99.752%		0.170%		99.582%
Total	US$	598,512,000	US$	1,020,000	US$	597,492,000
Combined Total	US$	996,960,000	US$	1,500,000	US$	995,460,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including March 16, 2005.

We have applied to the Luxembourg Stock Exchange for listing of the Notes. There can be no assurance that such listing will be obtained for the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about March 16, 2005.

Joint Lead Managers and Bookrunners

Barclays Capital	Citigroup	Credit Suisse First Boston

March 8, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Certain Defined Terms

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated June 30, 2004. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-9564, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 16-1, Youidodong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-30.

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$400,000,000 principal amount of 4.625% notes due 2010 (the “2010 Notes”) and US$600,000,000 principal amount of 5.125% notes due 2015 (the “2015 Notes”, and together with the 2010 Notes, the “Notes”).

The 2010 Notes pay 4.625% interest each year and the 2015 Notes pay 5.125% interest each year. Interest on the Notes will be paid twice each year on March 16 and September 16, beginning on September 16, 2005. Interest on the Notes will accrue from March 16, 2005. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months.

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

For sale in

The Notes will be offered for sale in the countries in the Americas, Europe and Asia where it is legal to make such offers.

Listing

We have applied through our listing agent to list the Notes on the Luxembourg Stock Exchange. We cannot give assurance that the application to the Luxembourg Stock Exchange for the Notes will be approved. Settlement of the Notes is not conditioned on obtaining the listing.

We may at any time transfer the listing of the Notes to a non-EU stock exchange if maintaining the listing on the Luxembourg Stock Exchange becomes, or would become, unduly burdensome on implementation of the EU Transparency Obligations Directive. In the event of a de-listing from the Luxembourg Stock Exchange, we will publish a notice in a newspaper of general circulation in Luxembourg. See “Description of the Notes—Notices”.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the respective Notes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about March 16, 2005, which we expect will be the sixth business day following the date of this prospectus supplement, referred to as “T+6”. You should note that initial trading of the Notes may be affected by the T+6 settlement. See “Underwriting—Delivery of the Notes”.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including loan operations, guarantee operations, government accounting operations and other operations. See “The Export-Import Bank of Korea—Operation” from pages 9 through 14 of the accompanying prospectus.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 30, 2004. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Our financial information as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

Based on our unaudited internal management accounts as of September 30, 2004, we had (Won)10,171.2 billion of outstanding loans, including (Won)7,117.8 billion of outstanding export credit loans, (Won)1,501.1 billion of outstanding investment credit loans and (Won)1,044.2 billion of outstanding import credit loans, as compared to (Won)8,519.9 billion of outstanding loans, including (Won)6,141.3 billion of outstanding export credit loans, (Won)1,228.0 billion of outstanding investment credit loans and (Won)687.9 billion of outstanding import credit loans, as of December 31, 2003.

Capitalization

As of September 30, 2004, our authorized capital was (Won)4,000 billion and capitalization was as follows:

	September 30, 2004(1)
	(billions of Won)
Long-Term Debt(2)(3)(4):
Borrowings in Korean Won	(Won)	110.0
Borrowings in Foreign Currencies		717.1
Export-Import Financing Debentures		6,817.1

Total Long-term Debt		7,644.1

Capital and Reserves:
Paid-in Capital(5)		2,775.8
Legal Reserve(6)		116.2
Voluntary Reserve(6)		270.4
Unappropriated Retained Earnings		62.3
Capital Adjustments		84.9

Total Capital and Reserve	(Won)	3,309.6

Total Capitalization(6)	(Won)	10,953.8

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since September 30, 2004.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,147.9 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on September 30, 2004.

(3)	As of September 30, 2004, we had contingent liabilities totaling (Won)31,329.3 billion, which consisted of (Won)19,947.6 billion under outstanding guarantees and acceptances and (Won)11,381.7 billion under contingent guarantees and acceptances issued on behalf of our clients. As of September 30, 2004, we had entered into 43 interest rate related derivative contracts with a notional amount of (Won)11,123.5 billion and 15 currency related derivative contracts with a notional amount of (Won)1,518.2 billion in accordance with our policy to hedge interest rate and currency risks.
(4)	All our borrowings, whether domestic or international, are unsecured and unguaranteed.
(5)	Authorized ordinary share capital is (Won)4,000 billion and issued fully-paid ordinary share capital is (Won)2,775.8 billion. See “Government Support and Supervision—Government Support” in the accompanying prospectus and this prospectus supplement.
(6)	See “Government Support and Supervision” in the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.

Government Support and Supervision

In August 2004, the Government contributed (Won)10 billion in cash to our capital. As of September 30, 2004, our total paid-in-capital was (Won)2,775.8 billion, compared to (Won)2,765.8 billion as of December 31, 2003. The Government on December 14, 2004 decided to contribute (Won)500 billion in the form of shares of common or preferred stock of companies owned by the Government and (Won)20 billion in cash to our capital to further support our lending to Korean manufacturers and exporters in accordance with the Government’s policy to promote the Republic’s exports by providing such entities with the funds required for the construction and export of capital goods (such as industrial plants, industrial machinery, natural resource development, information infrastructure and overseas construction projects). We expect the capital contribution to be made in March 2005.

Selected Financial Statement Data

The following tables present non-consolidated financial information for the nine months ended September 30, 2003 and 2004 and as of December 31, 2003 and September 30, 2004:

	Nine Months Ended September 30,
	2003		2004
	(unaudited)
	(billions of won)
Income Statement Data
Total Interest Income	(Won)	270.7	(Won)	273.7
Total Interest Expenses		191.6		238.1
Net Interest Income		79.1		35.6
Total Revenues		491.5		662.4
Total Expenses		446.7		573.7
Income before Income Taxes		44.8		88.7
Income Tax Benefit (expense)		(13.3)		(26.3)
Net Income		31.5		62.3

	As of December 31, 2003		As of September 30, 2004
			(unaudited)
	(billions of won)
Balance Sheet Data
Total Loans(1)	(Won)	8,519.9	(Won)	10,171.2
Total Borrowings(2)		7,740.9		8,446.9
Total Assets		11,281.6		12,605.7
Total Liabilities		8,103.1		9,296.0
Total Shareholders’ Equity(3)		3,178.5		3,309.6

(1)	Includes bills bought, foreign exchange bought and others without present value discounts.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

For the nine months ended September 30, 2004, we had net income of (Won)62.3 billion compared to net income of (Won)31.5 billion for the nine months ended September 30, 2003.

The principal factors for the increase in net income for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 included:

•	reversals of (Won)111.8 billion of loan loss provisions with respect to our credit exposures; these reversals primarily reflected the asset quality reclassification of (Won)299.5 billion (including accrued interests) in outstanding credit exposure to Vnesheconombank of Russia from doubtful to precautionary in June 2004 following the rescheduling of the credit between the Government and the government of the Russian Federation in February 2004 and Vnesheconombank’s continued repayment in accordance with the agreed payment schedule for four consecutive months thereafter;

•	a decrease in provision for loan losses to (Won)14.4 billion for the nine months ended September 30, 2004 from (Won)81.8 billion in the corresponding period of 2003, primarily due to enhanced asset quality; and

•	an increase in fees and commissions to (Won)106.1 billion for the nine months ended September 30, 2004 from (Won)70.7 billion in the corresponding period of 2003, primarily due to increased guarantee fees resulting from an increase in confirmed guarantees; this increase in confirmed guarantees was primarily attributable to heightened demand for advance payment and performance guarantees due to increased activity in the shipbuilding sector.

The above factors were partially offset by new reserves of (Won)131.6 billion in respect of guarantees for the nine months ended September 30, 2004. Based on a change in our internal reserve policies for guarantees, effective December 31, 2003, we established reserves for guarantees extended to companies classified as normal and precautionary at the minimum rates of 0.5% and 2.0%, respectively; for the nine months ended September 2003, we did not set aside reserves for guarantees extended to companies classified as normal and precautionary.

As of September 30, 2004, our total assets increased by 11.7% to (Won)12,605.7 billion from (Won)11,281.6 billion as of December 31, 2003, primarily due to a 22.3% increase in loans in Korean Won and foreign currencies to (Won)9,377.7 billion as of September 30, 2004 from (Won)7,669.8 billion as of December 31, 2003, which was partially offset by a 53.9% decrease in call loans to (Won)359.5 billion as of September 30, 2004 from (Won)779.7 billion as of December 31, 2003.

As of September 30, 2004, our total liabilities increased by 14.7% to (Won)9,296.0 billion from (Won)8,103.1 billion as of December 31, 2003. The increase in liabilities was primarily due to a 59.3% increase in debentures to (Won)6,817.1 billion as of September 30, 2004 from (Won)4,279.6 billion as of December 31, 2003, which was partially offset by a 52.9% decrease in borrowings to (Won)1,629.8 billion as of September 30, 2004 from (Won)3,461.3 billion as of December 31, 2003.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The appreciation of the Won against the Dollar in 2004 compared to 2003 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of September 30, 2004, our total shareholders’ equity increased by 4.1% to (Won)3,309.6 billion from (Won)3,178.5 billion as of December 31, 2003 due to an increase in retained earnings by (Won)62.3 billion and an increase in gain on valuation of available-for-sale securities by (Won)58.8 billion as well as an increase in paid-in capital through the Government’s (Won)10 billion injection.

Capital Adequacy

As of September 30, 2004, our capital adequacy ratio was 12.7%, a decrease from 14.4% as of December 31, 2003, primarily as a result of increases in guarantees and acceptances from (Won)23,305.5 billion as of December 31, 2003 to (Won)31,329.3 billion as of September 30, 2004.

The following table sets forth our capital base and capital adequacy ratios reported as of September 30, 2004:

	As of September 30, 2004(1)
	(millions of Won, except for percentages)
Tier I	(Won)	3,161,764
Paid-in Capital		2,775,755
Retained Earnings		452,287
Deductions from Tier I Capital		(66,278)
Capital Adjustments		—
Deferred Tax Asset		(60,507)
Others		(5,771)
Tier II (General Loan Loss Reserves)		388,882
Deductions from all capital		—
Total Capital		3,550,646
Risk Adjusted Assets		28,053,267

Capital Adequacy Ratios
Tier I		11.3%
Tier I and Tier II		12.7%

(1)	All figures are based on consolidated balance sheet.

THE REPUBLIC OF KOREA

Government and Politics

Political Organization

As of February 7, 2005, the parties controlled the following number of seats in the National Assembly:

	UP	GNP	Other	Total
Number of Seats	149	121	27	297

Relations with North Korea

The United States currently maintains approximately 37,500 troops in the Republic. In June 2004, the government of the United States proposed plans to withdraw approximately one-third of the 37,500 troops it has stationed in the Republic by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and the Republic are ongoing.

In June 2004, the third round of the six-party talks was held in Beijing which ended with an agreement by the parties to hold further talks in the near future. In February 2005, North Korea declared that it had developed and is in possession of nuclear weapons. It also announced withdrawal from the six-party talks on its nuclear program.

The Economy

Economic Developments Since 1997

Financial Condition of Korean Bank and Other Financial Institutions

In June 2004, Hynix Semiconductor entered into a business transfer agreement to sell its non-memory unit to a consortium of investors led by Citigroup Venture Capital for approximately (Won)954 billion. In July 2004, Hynix Semiconductor’s shareholders approved the transaction. The sale was completed in October 2004.

Commencing in the second half of 2003, LG Card Co., Ltd., Korea’s largest credit card company in terms of both number of credit card holders and charge volume, has been experiencing significant liquidity problems. In November 2003, creditors of LG Card agreed to provide (Won)2 trillion (subsequently adjusted to (Won)1.59 trillion) in new loans to enable LG Card to resume cash operations. Certain of LG Card’s creditors also agreed to extend payments on existing debt for one year after the chairman of LG Group pledged his personal stake in LG Corp, the group holding company, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card. In addition, the creditors formed a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders meeting was held in March 2004 to elect a new chief executive officer and directors nominated by the committee.

As part of the rescue plan, through a series of transactions in February, March and July of 2004 and January of 2005, the creditors exchanged approximately (Won)1.59 trillion of LG Card debt into equity of LG Card, extended (Won)1.59 trillion in new loans to LG Card, of which (Won)228 billion was also converted into equity, and made additional contributions of (Won)272 billion. In conjunction with these rescue measures, LG Group also provided an additional (Won)800 billion and (Won)375 billion to LG Card in February and March 2004, respectively (in addition to a (Won)200 billion capital contribution made in

December 2003), completed a 43.4-to-1 capital write-down in May 2004, which resulted in its ownership interest in LG Card being reduced to less than 1%, and exchanged (Won)500 billion of LG Card debt into equity in January 2005. In February 2005, LG Card completed a 5.5-to-1 capital write-down. Upon completion of the foregoing transactions, the creditors and LG Group held a 85.6% and 12.5% stake in LG Card, respectively.

Financial Condition of Korean Bank and Other Financial Institutions

In May 2004, Citigroup Inc. completed a tender offer pursuant to which it purchased a 98% interest in KorAm Bank. After Citigroup’s acquisition of KorAm Bank, KorAm Bank’s union entered into a strike in June 2004 which lasted 18 days and ended with a tentative agreement between the union and the management allowing KorAm Bank’s integration into the Korean unit of Citigroup in return for the management’s concession on union involvement in certain personnel decisions.

According to media reports, Standard Chartered Bank has agreed to buy Korea First Bank for approximately US$3.3 billion in cash. Korea First Bank is owned by U.S. private equity fund Newbridge Capital, the Korea Deposit Insurance Corporation and the Ministry of Finance and Economy of the Republic of Korea. The sale is currently awaiting regulatory approval.

The Government estimates that, as of December 31, 2003, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)33.9 trillion, compared to (Won)30.4 trillion as of December 31, 2002. By June 30, 2004, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.6 trillion in principal amount of non-performing assets from financial institutions for (Won)39.7 trillion.

The average delinquency rate among the Republic’s eight credit card companies was 14.1% as of December 31, 2003, as compared to the average delinquency rate among the Republic’s seven credit card companies of 5.8% as of December 31, 2001. The average delinquency rate among the Republic’s six credit card companies was 10.9% as of June 30, 2004. In 2003 and 2004, the credit card affiliates of Kookmin Bank, Woori Bank and Korea Exchange Bank merged into their respective affiliate banks, and in February 2004, Samsung Capital merged into Samsung Card.

Foreign Currency Reserves and External Liabilities

The Government’s usable foreign currency reserves totaled approximately US$200.3 billion as of February 15, 2005. Starting from June 2003, the total external liabilities of the Republic are calculated under criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. See “The Republic of Korea—Debt—External Debt” for a description of the changes in the criteria. Under the new criteria, the total external liabilities of the Republic were as follows as of the dates indicated:

	December 31
	1997	1998	1999	2000	2001	2002	2003
	(billions of dollars)
External Liabilities	174.2	163.8	152.9	148.5	130.8	144.0	160.9	(1)

(1)	Preliminary.

Source: Monthly Bulletin, June 2004; The Bank of Korea

Interest Rate Fluctuations

As of February 28, 2005, the average interest rate on three-year Won-denominated, non-guaranteed corporate bonds was 4.5%.

Exchange Rate Fluctuations

The market average exchange rate as announced by the Seoul Money Brokerage Service Ltd. was (Won)1,008.1 to US$1.00 on February 28, 2005.

Stock Market Volatility

The Korea Composite Stock Price Index was 1,011.4 on February 28, 2005.

IMF Financial Aid Package

As to the amounts borrowed from the World Bank and the ADB, US$5.5 billion and US$1.9 billion, respectively, were still outstanding as of December 31, 2003.

Post-IMF Reforms

Financial Sector Restructuring

Restructuring an Recapitalizing the Financial Institutions Sector.    In July 2004, the Government selected preferred buyers for each of Korea Investment & Securities Co., Ltd. (formerly Korea Investment Trust), the parent company of Korea Investment Trust Management Co., Ltd., and Daehan Investment & Securities Co., Ltd. (formerly Daehan Investment Trust), the parent company of Daehan Investment Management Co., Ltd. Following a breakdown in talks with the preferred buyer for Daehan Investment & Securities in August 2004, however, the Government commenced discussion for the sale of Daehan Investment & Securities with the second preferred bidder. In February 2005, Dongwon Financial Holding Co., Ltd. reached an agreement with the Government to buy Korea Investment & Securities for approximately (Won)546 billion.

In February 2004, Prudential Financial, Inc. acquired Hyundai Investment and Securities and its subsidiary investment trust management company.

Corporate Governance and Corporate Structuring

The Securities Class Action Act, or the SCAA, was promulgated on January 20, 2004. The SCAA covers damages claims arising from acts committed (i) on or after January 1, 2005 with respect to listed or KOSDAQ-registered companies having total assets of (Won)2 trillion or more as of the end of 2004 and (ii) on or after January 1, 2007 with respect to all listed or KOSDAQ-registered companies, with the exception of damages claims arising from unfair trading under the Securities and Exchange Act of Korea, which claims are subject to the SCAA from January 1, 2005. On March 2, 2005, the National Assembly passed an amendment to the SCAA that delays the effective date, with respect to damages claims based on materially false statements or omissions in public disclosure documents (including financial statements) published by all listed or KOSDAQ-registered companies regardless of such companies’ total assets size, until January 1, 2007. The SCAA intends to facilitate lawsuits by minority shareholders, avoid duplicative lawsuits and provide more effective remedies against collective losses suffered by minority shareholders, in each case, with respect to losses suffered by minority shareholders arising from wrongful acts committed by those companies, including accounting fraud, improper audit, false disclosure, stock price manipulation and insider trading. The legislation also purports to enhance the transparency of corporate governance. The SCAA permits minority shareholders, who currently tend to be deterred from bringing lawsuits due to the burdens associated with instituting litigation, to bring lawsuits as a group by appointment of representative plaintiff and legal counsel and to be provided with an expanded scope of the judgment awarded by the court.

Labor Market Reform

As of June 30, 2004, the Government has estimated that approximately 358,000 individuals received (Won)710.1 billion of unemployment benefits in the first half of 2004.

In June 2003, workers at Hyundai Motor Company staged a 42-day union strike, consisting of a 40-day partial strike and a 2-day full strike, that ended in August. In June 2004, members of KorAm Bank’s labor union went on a strike which lasted 18 days to obtain concessions in connection with the acquisition of KorAm Bank by Citigroup. Also in 2004, the unionized workers of LG Caltex Oil Corp. went on a strike beginning in mid-July which ended in early August 2004. Actions such as these by labor unions may hinder the implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market.

As of July 1, 2004, Korea adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. Companies with more than 300 employees are expected to adopt the five-day workweek by July of 2005, those with over 100 by July 2006, those with over 50 by July 2007 and those with over 20 by July 2008. Meanwhile, government employees may take Saturdays off twice a month.

Gross Domestic Product and Major Financial Indicators

Gross Domestic Product

Based on preliminary data, GDP growth in the first half of 2004 was 5.4% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.2% and gross domestic fixed capital formation increased by 3.3%, each compared with the first half of 2003. Based on preliminary data, GDP growth in the third quarter of 2004 was 4.6% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.1% and gross domestic fixed capital formation increased by 3.0%, each compared with the third quarter of 2003.

Principal Sectors of the Economy

Manufacturing

Shipbuilding.    In 2003, the Republic’s shipbuilding orders amounted to 31.2 million gross tons, an increase of 219% compared to 2002.

Agriculture, Forestry and Fisheries

In 2000, rice production remained at the same level as in 1999 at 5.3 million tons, and rice production increased 3.8% in 2001 to 5.5 million tons. In 2002, rice production decreased 10.9% from 2001 to 4.9 million tons, and in 2003, rice production further decreased 8.2% from 2002 to 4.5 million tons. In 2002, the Republic’s self sufficiency ratio was 58.3%. Based on preliminary data, in 2003, the Republic’s self sufficiency ratio was 53.3%.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption.

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
1999	181.4	176.3	97.2
2000	192.9	187.5	97.2
2001	198.4	193.1	97.3
2002	208.6	202.7	97.1
2003(1)	215.2	208.5	96.9

(1)	Preliminary.

Source: Monthly Energy Statistics, June 2004; Korea Energy Economics Institute.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2002	49.1	23.5	102.4	49.1	29.8	14.3	27.3	13.2	208.6	100.0
2003(1)	51.1	23.7	102.5	47.6	32.4	15.1	29.2	13.6	215.2	100.0

(1)	Preliminary.

Source: Monthly Energy Statistics, June 2004; Korea Energy Economics Institute.

Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 16,716 megawatts as of July 31, 2004.

Prices, Wages and Employment

Based on preliminary data, in 2004, the inflation rate was 3.6% and the unemployment rate was 3.5%.

Balance of Payments and Foreign Trade

Balance of Payments

The current account surplus for 2003 was US$11.9 billion. Based on preliminary data, the current account surplus for 2004 was US$27.6 billion. The current account surplus in 2004 increased in comparison with the current account surplus in 2003, primarily due to an increase in surplus from the trade account.

Trade Balance

Based on preliminary data, in 2004, the Republic recorded a trade surplus of US$29.5 billion. Exports increased by 31.0% to US$253.9 billion and imports increased by 25.5% to US$224.4 billion from US$193.8 billion of exports and US$178.8 billion of imports, respectively, in 2003.

Non-Commodities Trade Balance

Based on preliminary data, in 2004, the Republic recorded a non-commodities trade deficit in its current account of approximately US$8.0 billion.

The Financial System

Banking Industry

As of December 31, 2003, commercial banks consisted of eight nationwide banks, all of which have branch networks throughout Korea, six regional banks and 62 branches of 40 foreign banks operated in the country.

Non-Bank Financial Institutions

As of December 31, 2003, eight credit card companies operated in the Republic with loans totaling approximately (Won)55.0 trillion, of which 14.1% were classified as non-performing loans. As of June 30, 2004, six credit card companies operated in the Republic with loans totaling approximately (Won)41.7 trillion, of which 10.9% were classified as non-performing loans.

Securities Market

As of June 30, 2004, 42 domestic securities companies (including joint venture securities companies) and 15 branches of foreign securities companies operated in Korea.

Pursuant to the Korea Securities and Futures Exchange Act promulgated in January 2004, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were merged into a single exchange known as the Korea Exchange in January 2005. Following this merger, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were organized into the Stock Market Division of the Korea Exchange, the KOSDAQ Market Division of the Korea Exchange and the Futures Market Division of the Korea Exchange, respectively.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

June 30, 2004	785.8
July 30, 2004	735.3
August 31, 2004	803.6
September 30, 2004	835.1
October 29, 2004	834.8
November 30, 2004	878.1
December 30, 2004	895.9
January 31, 2005	932.7

The index was 1,011.4 on February 28, 2005.

Monetary Policy

Interest Rates

On July 10, 2003, the Bank of Korea cut its target for the benchmark call rate (uncollaterized overnight rate) to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004 and

3.25% on November 11. 2004. As of the end of 2003, all deposit and lending rates had been deregulated with the exception of those on demand deposits. In February 2004, the Bank of Korea removed the 1% per annum deposit interest rate ceiling on demand deposits.

Money Supply

The following table shows the volume of the Republic’s money supply as of December 31, 2004:

December 31, 2004
(billions of won)
Money Supply (M1)(1)	320,399.5
Quasi-money(2)	624,709.5
Money Supply (M2)	945,109.0
Percentage Increase Over Previous Year	5.2%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source: Bank of Korea

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated.

Exchange Rates

June 30, 2004	1,152.5
July 31, 2004	1,171.3
August 31, 2004	1,153.8
September, 30, 2004	1,147.9
October 30, 2004	1,122.3
November 30, 2004	1,047.9
December 31, 2004	1,043.8
January 31, 2005	1,026.4

The market average exchange rate was (Won)1,008.1 to US$1.00 on February 28, 2005.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2003.

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(in millions)
US$	US$	9,877.8	US$	9,877.8
German Mark (DM)		DM 45.0		28.9
Japanese Yen (¥)		¥52,893.5		494.4

Total			US$	10,401.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

The following table shows the outstanding direct internal debt of the Republic as of December 31, 2003.

Direct Internal Debt of the Government

(billions of won)
2003	141,395.2

The following table sets out all guarantees by the Government of indebtedness of others as of December 31, 2003:

December 31, 2003
(billions of won)
Domestic	79,131.7
External(1)	1,458.5

Total	80,590.2

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “The Republic of Korea—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	1997	1998	1999	2000	2001	2002	2003(1)
	(billions of dollars)
Foreign Currencies	173.9	162.7	149.9	144.0	126.1	137.4	152.7
Korean Won	0.3	1.1	3.0	4.5	4.7	6.6	8.2

Total External Liabilities	174.2	163.8	152.9	148.5	130.8	144.0	160.9

	December 31,
	1997	1998	1999	2000	2001	2002	2003(1)
	(billions of dollars)
Long-term Debt	110.5	124.9	110.5	99.1	88.9	93.9	105.6
General Government	11.2	15.9	19.8	19.2	18.3	17.6	12.8
Monetary Authorities	11.4	21.7	11.6	10.2	3.6	3.5	3.8
Banks	41.9	41.4	33.9	24.1	21.0	20.3	25.9
Other Sectors	46.0	45.9	45.2	45.6	46.0	52.5	63.1
Short-term Debt	63.7	38.9	42.4	49.4	41.9	50.1	55.3

Monetary Authorities	0.1	0.3	1.2	1.1	1.3	1.4	1.4
Banks	49.2	31.1	33.7	37.7	32.4	40.6	46.0
Other Sectors	14.4	7.5	7.5	10.6	8.2	8.1	7.9

Total External Liabilities	174.2	163.8	152.9	148.5	130.8	144.0	160.9

(1)	Preliminary.

Source: Ministry of Finance and Economy.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(millions of units)
US$	0.75-6.25/Floating	1960-2003	1982-2023	US$	9,877.8
Japanese Yen (¥)	3.25-5	1980-1990	2004-2015		¥52,893.5
German Mark (DM)	2-4.5	1973-1985	2003-2021		DM 45.0

Total External Funded Debt(1)				US$	10,401.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

B. External Guaranteed Debt of the Government

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
The Korea Development Bank	Floating	1999	2008	176.1
The Korea Development Bank	Floating	1998	2004	65.3
Industrial Bank of Korea	Floating	1999	2008	964.4

Total Borrowings(1)				1,205.9

Total External Guaranteed Debt(1)				1,205.9

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2003.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(billions of won)
1. Bonds
Interest-Bearing Treasury Bond for Cereals Fund	7.39-10.73	1998-1999	2003-2004	600.0
Foreign Exchange Stabilization Bonds	4.50-9.75	1999-2003	2004-2008	23,650.0
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	4.40-11.26	1995-2003	2005-2013	81,483.3
Interest-Bearing Treasury Bond for National Housing I	5.0	1993-2003	1998-2008	26,878.1
Interest-Bearing Treasury Bond for National Housing II	3.0	1983-1999	2003-2019	3,172.4
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				135,795.2

2. Borrowings
Borrowings from The Bank of Korea				1,940.0
Borrowings from the Sports Promotion Fund				70.0
Borrowings from the Civil Servant Pension Fund				650.0
Borrowings from the Export Insurance Fund				510.0
Authorized Government Debt beyond Budget Limit				2,441.4
Sub-Total				5,611.4

Total Internal Funded Debt				141,406.6

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2003
	(%)			(billions of won)
1. Bonds of Government-Affiliated Corporations
The Korea Development Bank	Floating	1992-1994	2002-2004	0.8
Korea Container Terminal Authority	6.0%	1993-1996	2002-2006	60.0
Korea Asset Management Corporation	4.26-5.05 /Floating %	1997-2003	2002-2008	6,158.8
Korea Deposit Insurance Corporation	5.0-10.4	1998-2002	2003-2008	71,237.3	(1)

Total Bonds				77,456.9

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5%	1967	2000-2024	216.2
National Agricultural Cooperative Federation	5.0%	2002	2003	370.0
Others	Floating	1991	1999	1,088.5

Total Borrowings				1,674.7

(1)	Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the government.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, this description may not contain all of the information that may be important to you as a potential investor in the Notes. Therefore, we urge you to read the fiscal agency agreement described below and the forms of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the 2010 Notes and the 2015 Notes, each of which will respectively constitute a single series under the fiscal agency agreement, dated as of August 1, 1991, between us and JPMorgan Chase Bank, as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The 2010 Notes will mature on March 16, 2010 and the 2015 Notes will mature on March 16, 2015. The 2010 Notes will bear interest at the rate of 4.625% per annum and the 2015 Notes will bear interest at the rate of 5.125% per annum. Interest on the Notes is payable semi-annually on March 16 and September 16 of each year, beginning on September 16, 2005. Interest on the Notes will accrue from March 16, 2005. We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities”, the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream,

Luxembourg if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Notices

All notices regarding the Notes will be published in London in the Financial Times, in New York in The Wall Street Journal (U.S. Edition), and, for as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, in a newspaper of general circulation in Luxembourg, expected to be the Luxemburger Wort. If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream, Luxembourg. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream, Luxembourg are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Ownership of Notes through DTC, Euroclear and Clearstream, Luxembourg

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream, Luxembourg and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the

Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream, Luxembourg and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream, Luxembourg is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated March 8, 2005 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Barclays Bank PLC, Citigroup Global Markets Inc., and Credit Suisse First Boston LLC are acting as the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriters	Principal Amount of the 2010 Notes		Principal Amount of the 2015 Notes
Barclays Bank PLC	US$	133,333,334	US$	200,000,000
Citigroup Global Markets Inc.		133,333,333		200,000,000
Credit Suisse First Boston LLC		133,333,333		200,000,000

Total	US$	400,000,000	US$	600,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the Notes. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

The EU Transparency Obligations Directive may be implemented in a manner which is unduly burdensome for us. In particular, we may be required in the future to prepare our financial statements in accordance with International Financial Reporting Standards for accounting periods beginning on or after January 1, 2005. Pursuant to the Underwriting Agreement, in those circumstances, we would be entitled to seek an alternative listing for the Notes on such other stock exchange as may be agreed between us and the underwriters.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, Barclays Bank PLC (the “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$995,360,000 after deducting underwriting discounts and estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be US$100,000.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about March 16, 2005, which we expect will be the sixth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next two succeeding business days, because the Notes will initially settle in T+6, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has severally but not jointly represented and agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

United Kingdom

Each Underwriter has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell, any of the Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of The Public Offers of Securities Regulations 1995 (as amended); it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of The Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

The Notes may not be offered, transferred, delivered or sold, whether directly or indirectly, to any individual or legal entity in the Netherlands other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has represented and agreed that the Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and each of the underwriters has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the

Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Italy

No solicitations in connection with the offering of the Notes will be made in Italy by any party, including the Underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the Notes will be distributed in Italy. No Notes will be offered, sold or delivered in Italy.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Shin & Kim and Shin & Kim may rely as to matters of New York law upon the opinion of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 11235-0000158. Our authorized share capital is (Won)4,000 billion. As of September 30, 2004, our paid-in capital was (Won)2,775.8 billion.

Our board of directors can be reached at the address of our registered office: c/o 16-1, Youidodong, Yongdeungpo-ku, Seoul 150-996, The Republic of Korea.

The issue of the Notes has been authorized by a resolution of our Board of Directors passed on July 21, 2004, and a decision of our Governor dated February 21, 2005. On February 24, 2005, we filed our report on the proposed issuance of the Notes with the Ministry of Finance and Economy of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2003, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since September 30, 2004, there has been no material adverse change in our capitalization as described in the table appearing on page 4 of the accompanying prospectus which is material in the context of the issue of the Notes.

We are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

We have not appointed a Luxembourg paying or transfer agent with respect to the Notes. We have agreed to appoint such an agent in Luxembourg if Notes in definitive form are issued in the limited circumstances set forth in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities” and in such an event, publication of such appointment will be made as set forth herein under “Description of the Notes—Notices.” Pending such appointment, The Bank of New York Europe Limited, our Luxembourg listing agent, will act as intermediary in Luxembourg between holders of Notes and us. The payment and transfer procedures of Notes in definitive form will be published together with the name of the paying and transfer agent.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. The documents mentioned in this paragraph are available at the office of the Luxembourg listing agent.

Copies of the registration statement, including amendments thereto referred to under “Further Information” in the accompanying prospectus, will be available for inspection at, and copies of our annual reports as well as our audited non-consolidated annual financial statements may be obtained from, the offices of The Bank of New York (Luxembourg) S.A., presently located at Aerogolf Centre, 1A, Hoechenhof, L-1736 Senningerberg, Luxembourg, during normal business hours on any weekday for so long as the Notes are listed on the Luxembourg Stock Exchange. We do not publish consolidated annual financial statements nor interim financial statements under Korean law. In addition, copies of the following documents will be available for inspection, and may be obtained, at the offices of The Bank of New York (Luxembourg) S.A. during normal business hours:

•	the Export-Import Bank of Korea Act;

•	our By-Laws;

•	the resolutions of our Board of Directors;

•	the Enforcement Decree of The Export-Import Bank of Korea Act;

•	the decision of our Governor with respect to the offering of the Notes;

•	the fiscal agency agreement;

•	a specimen of the Notes; and

•	the Underwriting Agreement.

Our By-Laws and a legal notice relating to the issuance of the Notes will be deposited prior to listing with the Registre de Commerce et des Sociétés in Luxembourg, and copies thereof may be obtained upon request at the offices of The Bank of New York (Luxembourg) S.A.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (For the 2010 Notes: Common Code: 021498084; ISIN: US302154AL33; CUSIP: 302154AL3 and for the 2015 Notes: Common Code: 021498092; ISIN: US302154AM16; CUSIP: 302154AM1).

HEAD OFFICE OF THE BANK

16-1, Youido-dong,

Yongdeungpo-ku, Seoul 150-996

Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank

Institutional Trust Services

4 New York Plaza, 15th Floor

New York, NY 10004

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Shin & Kim	Cleary Gottlieb Steen & Hamilton LLP

Ace Tower, 4th Floor 1-170, Soonhwa-dong, Chung-ku Seoul 100-712, Korea	39th Floor, Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Samil PricewaterhouseCoopers

Hanil Group Building

191, Hankang-ro, 2-ka

Yongsan-gu

Seoul 140-172

The Republic of Korea

LUXEMBOURG LISTING AGENT

The Bank of New York Europe Limited

One Canada Square

London E14 5AL

United Kingdom